SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

SKYTERRA COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83087K107

(CUSIP Number)

Columbia Capital Donald A. Doering 201 N. Union Street, Suite 300 Alexandria, VA 22314 703-519-2000	Edwards Angell Palmer & Dodge L.L.P. 111 Huntington Avenue Boston, MA 02199 (617) 239-0100 Attention: Stephen O. Meredith, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2006

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON Columbia Capital Equity Partners III (QP), L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,994,031

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,994,031

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,031

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 11.3%

14		TYPE OR REPORT PERSON PN

1		NAME OF REPORTING PERSON Columbia Capital Equity Partners III (Cayman), L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,644,182

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 1,644,182

	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,182

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 6.2%

14		TYPE OR REPORT PERSON PN

1		NAME OF REPORTING PERSON Columbia Capital Equity Partners III (AI), L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 165,396

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 165,396

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,396

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 0.6%

14		TYPE OR REPORT PERSON PN

1		NAME OF REPORTING PERSON Columbia Capital Investors III, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 738,743

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 738,743

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,743

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 2.8%

14		TYPE OR REPORT PERSON PN

1		NAME OF REPORTING PERSON Columbia Capital Employee Investors III, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 10,313

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 10,313

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,313

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 0.0%

14		TYPE OR REPORT PERSON PN

1		NAME OF REPORTING PERSON Columbia Capital Equity Partners III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 5,552,665

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 5,552,665

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,552,665

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 20.9%

14		TYPE OR REPORT PERSON PN

1		NAME OF REPORTING PERSON Columbia Capital III, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 5,552,665

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 5,552,665

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,552,665

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 20.9%

14		TYPE OR REPORT PERSON PN

Schedule 13D

Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Statement on behalf of each of the following entities:

(i)	Columbia Capital Equity Partners III (QP), L.P., a Delaware limited partnership (“CCIII (QP)”), with respect to Common Stock beneficially owned by it;
(ii)	Columbia Capital Equity Partners III (Cayman), L.P., a Cayman Islands exempted limited partnership (“Cayman III”), with respect to Common Stock beneficially owned by it;
(iii)	Columbia Capital Equity Partners III (AI), L.P., a Delaware limited partnership (“CCIII (AI)”), with respect to Common Stock beneficially owned by it;
(iv)	Columbia Capital Investors III, LLC, a Delaware limited liability company (“Investors III”), with respect to Common Stock beneficially owned by it;
(v)	Columbia Capital Employee Investors III, LLC, a Delaware limited liability company (“Employee Investors”), with respect to Common Stock beneficially owned by it;
(vi)

Columbia Capital Equity Partners III, L.P., a Delaware limited partnership (“CCIII L.P.”), with respect to Common Stock beneficially owned by CCIII (QP), Cayman III, CCIII (AI), Investors III and Employee Investors; and

(vii)

Columbia Capital III, LLC, a Delaware limited liability company (“Capital LLC”), with respect to Common Stock beneficially owned by CCIII (QP), Cayman III, CCIII (AI), Investors III and Employee Investors.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

Item 1.	Security and Issuer.

This Statement relates to the common stock, $0.01 par value (the “Common Stock”), of SkyTerra Communications, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 19 West 44th Street Suite 507 New York NY 10036.

Item 2.	Identity and Background.

The information in the introduction and in the cover pages is incorporated by reference into this Item 2.

(a)-(c) and (f)

The general partner of CCIII (QP) and CCIII (AI) is CCIII LP. The general partner of Cayman III is Columbia Capital Equity Partners (Cayman) III, Ltd. CCIII LP is the sole stockholder of Columbia Capital Equity Partners (Cayman) III, Ltd. CCIII LP is also the managing member of Investors III and Employee Investors. The general partner of CCIII LP is Capital LLC, which is collectively referred to herein with CCIII LP as “Columbia Managers.” CCIII (QP), CCIII (AI), Cayman III, Investors III, Employee Investors and the Columbia Managers are herein referred to as the “Columbia Entities.”

Each Reporting Person is organized in the jurisdiction specified in the introductory paragraph above.

The principal office address of each Reporting Person is 201 North Union Street, Suite 300, Alexandria, VA 22314.

(d)

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons make no representations with respect to, or on behalf of, any Other Shareholder Agreement Party.

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Columbia Entities acquired the Issuer’s securities in proportional amounts equivalent to the amounts described in Items 4 through 6 to this Statement through the dissolution of corporations of which the Columbia Entities were stockholders. The corporations from which the Columbia entities received the Issuer’s shares were holders of the issuer’s shares through several exchange agreements.

Items 4 through 6 of this Statement are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

The Columbia Entities acquired securities of the Issuer for investment purposes. The Columbia Entities intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Columbia Entities of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Columbia Entities and general stock market and economic conditions, the Columbia Entities may determine to sell all or part of their investment in the Issuer through open-market transactions, privately negotiated transactions, an underwritten offering or otherwise. All of the shares of Common Stock beneficially owned by the Columbia Entities are included in a resale registration statement (File No. 333-135581) which was declared effective by the Securities and Exchange Commission on September 22, 2006. This registration statement enables the selling stockholders named therein to make public sales of their Common Stock from time to time. See Item 5(c) for a description the registration rights agreement by and among the Issuer, the Columbia Entities and certain other stockholders.

Except as set forth in this Statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

Collectively, the Reporting Persons beneficially own an aggregate 5,552,665 shares of Common Stock, or approximately 20.9% of the Common Stock issued and outstanding. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).

This information is based on a total of 26,563,873 shares of Common Stock outstanding as of October 5, 2006.

The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

(b)

The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)

On May 6, 2006, (i) the Issuer entered into an Exchange Agreement with Columbia Space (QP), Inc.,  Columbia Capital Equity Partners III (QP), L.P., MVH Holdings, Inc., and Motient Corporation, (ii) the Issuer entered into an Exchange Agreement with Columbia Space (AI), Inc., Columbia Capital Equity Partners III (AI), L.P., MVH Holdings, Inc. and Motient Corporation, and (iii) the Issuer entered into an Exchange Agreement with Columbia Space Partners, Inc., Columbia Capital Equity Partners III (Cayman), L.P., Columbia Capital Investors III, LLC, Columbia Capital Employee Investors III, LLC, MVH Holdings, Inc. and Motient Corporation.  On September 25, 2006, upon closing of the transactions contemplated by the Exchange Agreements, Columbia Space (QP), Inc., Columbia Space (AI), Inc. and Columbia Space Partners, Inc. (collectively, the "Blocker Corporations") received shares of Common Stock of the Issuer and in exchange the Issuer received units of Mobile Satellite Ventures, LP and shares of common stock of Mobile Satellite Ventures GP, Inc.  Immediately after the Blocker Corporations received the shares of Common Stock of the Issuer, the Blocker Corporations dissolved and distributed such shares of Common Stock to their respective stockholders (the "Distribution").  In the Distribution, Columbia Space (QP), Inc. distributed 2,994,031 shares of Common Stock to Columbia Capital Equity Partners III (QP), L.P., Columbia Space (AI), Inc. distributed 165,396 shares of Common Stock to Columbia Capital Equity Partners III (AI), L.P. and Columbia Space Partners, Inc. distributed 1,644,182 shares of Common Stock to Columbia Capital Equity Partners III (Cayman), L.P., 738,743 shares of Common Stock to Columbia Capital Investors III, LLC and 10,313 shares of Common Stock to Columbia Capital Employee Investors III, LLC.

The Columbia Entities (and their permitted transferees) have certain rights and obligations pursuant to the terms of a registration rights agreement, dated May 6, 2006, by and among the Issuer, the Columbia Entities and certain other stockholders (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, all of the shares of Common Stock beneficially owned by the Columbia Entities have been included in a resale registration statement (File No. 333-135581) which was declared effective by the Securities and Exchange Commission on September 22, 2006. The Issuer is obligated to maintain the effectiveness of this registration statement until the earlier of (a) such time as the Columbia Entities have sold all of their shares of Common Stock registered thereunder and (a) the second year anniversary (September 25, 2008) of the closing of the transaction reported herein. Under certain circumstances, the Columbia Entities have agreed not to effect any public sale or distributions of equity securities of the Issuer (including convertible securities) for a period beginning seven days prior to, and ending 90 days after, any primary underwritten registered public offer by the Issuer. This restriction is subject to several conditions, including that it is only applicable if the Columbia Entities beneficially own more than four percent of the total combined voting power of all the Common Stock then outstanding.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5(c) for a description of the Registration Rights Agreement, dated May 6, 2006, by and among the Issuer, the Columbia Entities and certain other stockholders.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

The undersigned hereby agree that this Statement with respect to the Common Stock of SkyTerra Communications, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:	October 5, 2006

COLUMBIA CAPITAL EQUITY PARTNERS III, L.P.

By:	Columbia Capital III, LLC, its general partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III (QP), L.P.

By:	Columbia Capital Equity Partners III, L.P., its general partner

By:	Columbia Capital III, LLC, its general partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III (CAYMAN), L.P.

By:	Columbia Capital Equity Partners III (Cayman), Ltd., its general partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III (AI), L.P.

By:	Columbia Capital Equity Partners III, L.P., its general partner

By:	Columbia Capital III, LLC, its general partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Chief Financial Officer

COLUMBIA CAPITAL INVESTORS III, LLC

By:	Columbia Capital Equity Partners III, L.P., its managing member

By:	Columbia Capital III, LLC, its general partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Chief Financial Officer

COLUMBIA CAPITAL EMPLOYEE INVESTORS III, LLC

By:	Columbia Capital Equity Partners III, L.P., its managing member

By:	Columbia Capital III, LLC, its general partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Chief Financial Officer

COLUMBIA CAPITAL III, LLC

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Chief Financial Officer